BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

October 2, 2009

Mr. Dieter King

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St., NW

Washington, DC 20549

TREX COMPANY, INC.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3

FILED ON OCTOBER 2, 2009

FILE NO. 333-161732

Dear Mr. King:

On behalf of our client Trex Company, Inc., (“Trex”), we are providing a response to the Staff’s comment letter, dated October 1, 2009 (the “Staff Letter”), with respect to Trex’s Registration Statement referenced above. This letter has been submitted by facsimile, without enclosures, and by EDGAR. A hard copy with enclosures has been sent by overnight courier for delivery on October 5, 2009. Trex has caused to be separately filed with the Commission, contemporaneously with this letter, Amendment No. 2 to the Registration Statement, a copy of which is enclosed. The enclosed copy of Amendment No. 2 is tagged to reflect the change made in response to the comment contained in the Staff Letter.

Annexed to this letter is a copy of the Staff Letter. Set forth below is Trex’s response to the Staff Letter. The numbered paragraph in this letter corresponds to the number contained in the Staff Letter. Capitalized terms that are not otherwise defined have the meanings given to them in Amendment No. 2, unless the context indicates otherwise.

FORM S-3

Exhibit 5.1 (Opinion of Woods Rogers PLC)

1. Please have counsel revise paragraph (d) of its opinion to provide that the depositary shares will constitute valid and binding obligations of the company. The opinion may be based upon appropriate assumptions (e.g., due execution and delivery of the deposit agreement and depositary receipts evidencing the depositary shares).

823 East Main Street, Suite 1200 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Response to SEC Comment Letter

October 2, 2009

Response 1:

Trex has enclosed a copy of Exhibit 5.1 (Opinion of Woods Rogers PLC) in Amendment No. 2 to the Registration Statement revising paragraph (d) to indicate that the Depositary Shares, upon due execution and delivery of a deposit agreement, will constitute valid and binding obligations of the Company.

We request your earliest possible review of the responses to the Staff’s comments and of Amendment No. 2 to the Registration Statement.

Per your request, Trex will wait to submit a request for acceleration of effectiveness pending the Staff’s review and comments, if any.

Best regards, WOODS ROGERS PLC

/s/ Brian M. Brown
Brian M. Brown

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

TELECOPY COVER SHEET

DATE:	October 1, 2009

TO:	Brian Brown

	Fax:	(804)343-5021

	Telephone:	(804)343-5023

FROM:	Dietrich King

	Telephone:	(202)551-3338

	Fax:	(703)813-6968

REGISTRANT:	Trex Company, Inc.

FILE NO.:	333-161732

Number of pages including cover sheet:	3 pages

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 4631

October 1, 2009

By U.S. Mail

William Gupp

Vice President, General Counsel and Secretary

Trex Company, Inc.

160 Exeter Drive

Winchester, VA 22603-8605

Re:	Trex Company, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 29, 2009

File No. 333-161732

Dear Mr. Gupp:

We have reviewed your filing and have the following comments.

Exhibit 5.1 (Opinion of Woods Rogers PLC)

1.	Please have counsel revise paragraph (d) of its opinion to provide that the depositary shares will constitute valid and binding obligations of the company. The opinion may be based upon appropriate assumptions (e.g., due execution and delivery of the deposit agreement and depositary receipts evidencing the depositary shares).

*        *        *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

William Gupp

Trex Company, Inc.

October 1, 2009

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ PAMELA LONG
Pamela Long
Assistant Director

cc:	Brian Brown, Esq. (Via Facsimile 804-343-5021)